ABM Industries Incorporated
551 Fifth Ave., Suite 300
New York City, New York 10176
March 20, 2008
VIA EDGAR AND FEDERAL EXPRESS
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Linda Van Doorn, Senior Assistant Chief Accountant

Re:	ABM Industries Incorporated
Form 10-K as of October 31, 2007
Filed on December 21, 2007
File No. 001-08929
Ladies and Gentlemen:
     On behalf of ABM Industries Incorporated (the “Company”), this letter responds to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced filing in a letter dated March 10, 2008. For your convenience, our responses are keyed to the comments in the Staff’s letter.
FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 2007
Item 1. Business, page 3
1.	Please provide us with documentation supporting your statement on page 4 that ABM Engineering Services Company is “the only national engineering services provider of on-site operating engineers to earn” the ISO 9000 Certification.

Response:
Including the statement to the effect that ABM Engineering Services Company was the only national engineering services provider to earn ISO 9000 Certification was based on having a search run by a certification entity on the names of major competitors. Upon the Company’s review of the supporting documentation in view of the Staff’s comment, it is now apparent that the universe of national engineering providers of on-site operating engineers is clearly larger than the entities checked by the Company and is likely a universe the members of which cannot be fully ascertained. The Company will delete the statement in future filings.
Item 3. Legal Proceedings, page 12
2.	We note disclosure on page 35 under “Contingencies and Litigation,” which states that you have been named as a defendant in certain environmental proceedings. Please tell us why you have not included disclosure about those proceedings in Item 3. Refer to Instruction 5 to Item 103 of Regulation S-K.
Response:
The Company is currently involved in two environmental matters: one inquiry instituted by an Arizona state agency involving alleged potential soil contamination at a former Company facility and one inquiry instituted by a Florida state agency involving alleged potential soil and groundwater contamination at a Company facility. There has been no activity in respect of these inquiries for at least five years. The Company believes that monetary sanctions, if any, exclusive of interest and costs, would be less than $100,000 in both matters. Given the age and immateriality of these items, the Company does not believe Item 3 disclosure is warranted.
Item 9A. Controls and Procedures
3.	We note that you performed an evaluation of the effectiveness of the design and operations of your disclosure controls and procedures and concluded they were adequate. Pursuant to Item 307 of Regulation S-K as amended by Release No. 33-8238: Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosures in Exchange Act Periodic Reports, effective August 14, 2003, you must conclude whether your disclosure controls and procedures are effective or ineffective. Please clarify to us what your conclusion was.
Response:
Based on the evaluation of disclosure controls and procedures conducted by the principal executive officer and principal financial officer, these officers concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by the Annual Report on Form 10-K. The Company will substitute the term “effective” for “adequate” in future filings.
Item 11. Executive Compensation (incorporated by reference to the proxy statement)

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4.	Refer to the discussion of Annual Bonus and the 2007 PIP objectives for NEOs other than the CEO. Please provide a significantly expanded analysis of the bonus amounts paid to individual officers. Disclose the target amounts for company net income, business unit pre-tax income, days sales outstanding targets used to determine bonus amounts. Describe in more detail the individual and department performance objectives. Provide a substantive analysis of how the Compensation Committee applied these objectives to determine individual compensation amounts. Refer to Item 402(b)(2)(vii) of Regulation S-K. Provide this disclosure in future filings and explain to us how you intend to comply.
Response:
The Company has set forth in Attachment I the section of the proxy statement that addresses the annual bonuses and PIP objectives for the NEOs, other than the CEO that has been incorporated by reference into Item 11. It contains the modifications that the Company would propose to make in future filings in response to the Staff’s comment using the facts of the 2007 fiscal year. The modified text has been underlined for the convenience of the Staff.

5.	We note that incentive compensation consists of options, restricted stock units, and performance shares. Please tell us whether the performance shares are included in the summary compensation table. If so, provide footnote disclosure to clarify where these amounts appear in the table. Provide this disclosure in future filings and explain to us how you intend to comply.
Response:
The amounts shown in the “Stock Awards” column of the Summary Compensation Table include two forms of restricted stock units – service-based units and performance shares. In future filings, the Company will modify footnote one to the Summary Compensation Table, which read (in part) in the 2008 proxy statement: “Amounts represent amounts recognized for financial statement purposes in 2007 for restricted stock units granted in 2007 and prior years in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123 Share-Based Payment (“SFAS 123R”) disregarding the estimate of forfeitures related to service-based vesting conditions.” to read (in part) “Amounts represent amounts recognized for financial statement purposes in 200___for restricted stock units, in the form of Service Units and Performance Shares, granted in 200___and prior years in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123 Share-Based Payment (“SFAS 123R”) disregarding the estimate of forfeitures related to service-based vesting conditions.”
Item 13. Certain Relationships and Related Transactions, and Director Independence (incorporated by reference to the proxy statement
6.	Please tell us why the disclosure beginning on page 35 of the proxy statement does not include a discussion of the settlement payments to Security Services of America, LLC. We note the disclosure in Note 1 to your financial statements.

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Response:
Item 13 calls for the disclosures set forth in Item 404 of Regulation S-K with regard to certain transactions with “related persons.” Under Item 404, a “related person” would include a director or executive officer of the Company, a beneficial owner of more than five percent of any class of the Company’s voting securities and certain immediate family members of a director, executive officer or more than five percent beneficial owner. The Company made no disclosure under Item 13 with respect to the settlement payments because none of the payments was made to a “related person” as defined in Item 404. (The Note 1 disclosure is responsive to Statement of Financial Accounting Standards No. 57, “Related Party Disclosures,” which defines a related party to include a party that can significantly influence the management or operating policies of the transacting parties or it has an ownership interest in one of the transacting parties and can significantly influence the other to the extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests. The disclosure is included in the note because Company employees indirectly own approximately 16% of Security Services of America LLC equity.)

On behalf of the Company, the undersigned hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Securities and Exchange Commission;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (212) 297-9871 with any questions concerning the foregoing. The undersigned’s facsimile number is (212) 297-0375.
Very truly yours,
/s/ James Lusk
James Lusk
Executive Vice President &
Chief Financial Officer

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Attachment I
Annual Bonus

     ABM has an annual cash performance incentive program (“PIP”) for executives to motivate and reward achievement of annual financial and performance objectives and to provide a competitive total compensation opportunity in support of compensation objectives. The PIP provides short-term incentive award opportunities for executives based on ABM’s financial performance, operating company and department performance and individual performance. All 2007 NEOs, other than the CEO and CFO, participated in this program; however their payments are subject to the limits of the Executive Officer Incentive Plan (“EOIP”) discussed below. Under the PIP, the Compensation Committee establishes a target bonus for each executive based on a multiple of base salary. In addition, each executive’s target bonus is weighted based on company, business unit (or department for certain corporate executives) objectives and individual performance objectives to reflect the different responsibilities and appropriate incentives. The Compensation Committee approves the company and business unit objectives, the threshold and range of awards related to these objectives, and the range of awards related to the department and individual performance objectives. The CEO approves the department and individual performance objectives. Generally, the performance criteria associated with the company and business unit objectives are objective, while those associated with department and individual performance objectives are subjective. With respect to the CEO, the Board of Directors adopts performance objectives and the CEO Committee establishes his target bonus. The range of his bonus is set forth in his employment agreement.
     In the first quarter of 2007, the Compensation Committee increased Mr. McClure’s target bonus to better position him relative to bonuses for similar positions in the Peer Group and Mr. Zaccagnini’s target bonus to reflect the expansion of his responsibilities to include the Security business and to better position him relative to bonuses for similar positions in the Peer Group. Ms. Auwers’s and Mr. Sundby’s target bonuses were not changed. The CEO Committee also increased the CEO’s target bonus to better position his bonus relative to bonuses for similar positions in the Peer Group. The potential range of bonuses for the NEOs remained at 0 to 150% for the CEO and 0 to 180% for the other NEOs.
     Target bonus levels for financial performance are based on budget expectations at the beginning of the fiscal year; achievement above that level will lead to higher bonus payments with achievements below that level reducing the payment. No bonuses for financial performance are paid below a performance threshold. Since positions held by the NEOs have differing areas of focus, scope and impact on ABM, the relative weighting of company objectives, business unit objectives, department performance objectives and individual performance objectives varies based on position and responsibilities.
     Bonuses for the NEOs other than the CEO are based on the assessment of company, business unit (or department) performance results and individual performance, weighted according to the individual criteria for each NEO. Following the end of the fiscal year, management submits to the Compensation Committee the results of the company and business unit financial objectives for the preceding year and the CEO submits to the Compensation Committee his assessment of the achievement of the department and individual performance objectives, as well as self assessments by the CEO and each other NEO. The Compensation Committee discusses the CEO’s assessments of the other NEOs with the CEO and has discretion to modify his assessments. In addition, the Compensation Committee may adjust the company and business unit performance results to take into consideration unusual items such as acquisitions or divestitures. A performance level that meets expectations leads to a payment at target, while an outstanding performance assessment will lead to the highest payment contemplated.
     The CEO’s performance objectives are adopted by the nonmanagement directors each year following a discussion of the most important objectives for the Company in the coming year. Mr. Slipsager participates in this process by submitting to the nonmanagement directors his proposed objectives. The proposal is reviewed by the Compensation Committee, which recommends the annual performance objectives for the CEO after input from and discussion with the nonmanagement directors. Mr. Slipsager’s performance is assessed through an evaluation process involving each of the directors. After the end of each fiscal year, the Chairs of the Audit Committee, Compensation Committee and Governance Committee interview each director concerning the Chief Executive Officer’s performance against the performance objectives adopted at the beginning of the year. The results of the interviews are reported to the Compensation Committee, after which the Compensation Committee determines its recommendation of the percentage of target bonus to be awarded to the CEO based upon the assessment. The Compensation Committee then makes its recommendation for the CEO’s bonus to the CEO Committee, which approves the bonus.
     The 2007 performance objectives established by the nonmanagement members of the Board of Directors for Mr. Slipsager included meeting or exceeding ABM’s budget for fiscal year 2007 as reviewed by the Board in October 2006, continuing a prudent acquisition program, management development, continuing development of a branding program, and beginning the implementation of a shared services platform. After the close of the fiscal year, the Compensation Committee considered the assessment of Mr. Slipsager’s performance by the nonmanagement directors and recommended to the CEO Committee a payment equal to 130% of the CEO’s target bonus based on the Company’s exceeding its 2007 budget, the acquisitions of OneSource Services, Inc. and Health Services Parking of America, Inc., which enhance ABM’s market position in its janitorial and parking businesses, the successful recruitment of several senior executives, including a new CFO, and the progress in implementing ABM’s Shared Services Center, also taking into consideration the delay in branding improvements due to the focus on a major acquisition. Based on this assessment and the Compensation Committee’s recommendation, the CEO Committee approved Mr. Slipsager’s bonus.
     The determinations of 2007 bonuses for the NEOs other than the CEO were based on corporate, business unit, individual and department or function performance, as set forth below.
     Corporate performance, which was included in bonus calculations for Mr. McClure, Mr. Zaccagnini and Ms. Auwers, was measured by the Company’s 2007 income from continuing operations relative to 2007 budget and relative to 2006 income from continuing operations (excluding the World Trade Center insurance settlement). The two factors were weighted equally in the corporate performance calculation. In 2007, the Company’s income from continuing operations was $52,440,000, or 105% of budget and 104% of 2006 income from continuing operations, which translated into funding levels of 117% and 98%, respectively. Since days sales outstanding (DSO) improved by five days over prior year, the Compensation Committee used its discretion to modify the funding associated with both corporate performance factors by applying a multiple of 102% based on the recommendation of the CEO. As a result, the funding level based on 2007 income from continuing operation relative to budget was 120% and relative to 2006 was 100%, for an overall corporate performance funding level of 110%.
     Janitorial performance, which was included in the bonus calculation for Mr. McClure, was measured by Janitorial’s 2007 pre-tax income relative to budget and relative to 2006 pre-tax income, with the two factors weighted equally. In 2007, Janitorial’s 2007 pre-tax income of $87,471,000 was approximately equal to the budgeted number and 107% of Janitorial’s 2006 pre-tax income, which translated into funding levels of 100% and 109% respectively. Since Janitorial DSO improved more than overall Company DSO based on a percentage of the prior DSO level, the Compensation Committee used its discretion to modify the funding associated with both Janitorial performance factors by applying a multiple of 105% based on the recommendation of the CEO. As a result, the funding level based on 2007 pre-tax income relative to budget was 105% and relative to 2006 was 114%, for an overall Janitorial performance funding level of 109.1%.
     Mr. Zaccagnini’s responsibilities include the non-Janitorial business units of the Company. Non-Janitorial business unit performance, which was included in the bonus calculation for Mr. Zaccagnini, was measured solely by the non-Janitorial businesses’ 2007 pre-tax income relative to 2007 budget. The 2007 pre-tax income of $44,226 was 94.6% of budget, which translated into the same funding level of non Janitorial business performance.
     The bonus calculations for Mr. McClure, Mr. Zaccagnini and Ms. Auwers also took into consideration their individual performances, and, in the case of Ms. Auwers, department performance. The individual and department performance objectives varied depending on the nature of responsibilities of each executive. All executives had objectives pertaining to succession planning, diversity goals and management training. Other individual and department performance objectives varied depending on the nature of responsibilities of each executive.
     Mr. McClure’s personal objectives included reduction in DSO and improved collection of accounts receivable, leading the Company’s acquisition strategy and consolidation of Janitorial accounting into the Shared Services Center, with his success in achieving his objectives rated by the Compensation Committee at a 130% individual performance funding level as recommended by the CEO.
     Mr. Zaccagnini’s personal objectives included building a strong leadership team, establishing a cross selling marketing team and improving operational effectiveness in his business units, with his success in achieving his objectives rated by the Compensation Committee at an overall 100% individual performance funding level as recommended by the CEO.
     Ms. Auwers personal and departmental objectives included providing accurate and early risk assessment, efficiently managing investigations and litigation, updating the contract management process and leading continued corporate governance developments, with her success in achieving her personal and departmental objectives rated by the Compensation Committee at 100% and 110% performance funding levels, respectively, as recommended by the CEO.

The target bonuses, maximum bonuses, bonus calculations for NEOs other than the CEO, and the actual 2007 bonus awards are set forth in the following table:
2007 Bonus Target, Weightings and Awards

					Bonus Calculation
		Target	Target	Maximum				Weighting	2007
	Base	Bonus	Bonus	Bonus				Times	Bonus
NEO	Salary	(%)[1]	(%)	($)[2]	Factor	Weight	Performance	Performance	($)[4]
Mr. Slipsager	$700,000	80%	$560,000	$837,900	Not applicable[3]				$728,000
Mr. McClure	$450,000	65%	$292,500	$478,800	Corporate	20%	110.00%	22.0%	$343,980
					Janitorial	40%	109.1%	43.6%
					Individual	20%	130%	52.0%
								total 117.6%
Mr. Zaccagnini	$420,000	55%	$231,000	$359,100	Corporate	20%	110.0%	22.0%	$230,630
					Non-Janitorial	40%	94.6%	37.8%
					Individual	40%	100.0%	40.0%
								total 99.8%
Ms. Auwers	$325,000	40%	$130,000	$234,000	Corp.	50%	110.0%	55.0%	$139,100
					Individual	30%	100.0%	30.0%
					Function/Dept	20%	110.0%	20.0%
								total 107.0%

[1]	Percentage of base salary.

[2]	150% of target for Mr. Slipsager, 180% for other NEOs, up to the maximums permitted under provisions of the EOIP.

[3]	The determination of the factors and their weightings is the discretion of the independent and outside members of the Board of Directors.

[4]	For Mr. McClure, Mr. Zaccagnini and Ms. Auwers, the 2007 bonus is calculated by multiplying the target bonus ($) times the total figure from the weighting times performance column.
     In 2007, the CFO did not participate in the PIP. In March 2007 ABM amended the employment agreement of Mr. Sundby and extended the termination date from October 31, 2007 to December 31, 2007, continuing at an annual salary of $360,000. In the amendment, in contemplation of Mr. Sundby’s resignation at the end of calendar 2007, in lieu of Mr. Sundby’s potential bonus under the PIP, ABM agreed to pay Mr. Sundby a 2007 bonus equal to 50% of his base salary and an additional bonus of $100,000 if ABM’s 2007 Annual Report Form 10-K was filed on a timely basis and there were effective internal control over ABM’s financial reporting, as assessed by the CEO and subject to approval by the Compensation Committee. The agreement to pay Mr. Sundby a bonus equal to 50% of his base salary replaced a target bonus of an equal amount that might have ranged from 0 to 180% of the target amount under the PIP and that was to be based 60% on company performance and 40% on individual performance. The amendment also provided for a severance payment of $540,000 upon the resignation of the CFO in December 2007. The Committee believed that such payment was reasonable given the Board of Directors’ decision to relocate corporate headquarters from San Francisco to New York City and the desire to ensure a smooth transition between CFOs. Mr. Sundby resigned from ABM on December 31, 2007 and received each of the contracted amounts. In addition, the Compensation Committee, in acknowledgement of Mr. Sundby’s efforts in the CFO transition, approved the bonus amount for Mr. Sundby that he would have been paid under the PIP. As a result Mr. Sundby received a 2007 bonus payment of $201,600 for 2007 and, an additional bonus of $100,000 in connection with the filing of the Annual Report on Form 10-K and an assessment of ABM’s financial controls, and a severance payment of $540,000 in 2008.
     The EOIP, which was approved by ABM shareholders in 2006, sets limits on the PIP payments to the NEOs based on the Company’s actual financial results. The aggregate fund available for awards under the EOIP is three percent of pre-tax operating income for the award year.

The purpose of the EOIP is to advance and promote the interests of the Company and its shareholders by ensuring that there is a direct relationship between the Company’s financial results and the funding of incentives for eligible executives. ABM believes that executive officers’ bonuses will be fully deductible under Section 162(m) of the Internal Revenue Code because of the performance-based funding of the EOIP. See “Accounting and Tax Considerations” below. The executives eligible to participate in the EOIP are the individuals who are the NEOs for that fiscal year, and any payments that they may be eligible for in connection with PIP are subject to the limits of the EOIP. The EOIP is administered by the Compensation Committee for all NEOs other than the CEO. The CEO Committee administers the EOIP for the CEO.
     At the beginning of each fiscal year the Compensation Committee establishes the maximum percentages of the aggregate fund to be awarded to each of the named executive officers. For 2007 the maximum percentages and amounts, as a percentage of the aggregate fund, were:
EOIP 2007 Maximum Percentage Awards and Amounts

		Maximum Award ($)
Named Executive Officer	Maximum Award (%)	(thousands)
3% pre-tax operating income	100%	$2,394
Chief Executive Officer	35%	$838
Second covered executive	20%	$479
Each remaining covered executive	15%	$359
Under certain circumstances, the Compensation Committee and CEO Committee have authority to adjust the pre-tax operating income for purposes of calculating the EOIP award limits. No adjustments were made in 2007, and all bonus payments made under the PIP and to the CEO were within the EOIP limitations.